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                                                                    EXHIBIT 8.1

                         [DORSEY & WHITNEY LETTERHEAD]

                                October 5, 2001

Survivalink Corporation
5420 Feltl Road
Minnetonka, Minnesota 55343

Ladies and Gentlemen:

   We have acted as counsel to Survivalink Corporation ("Company"), a Minnesota corporation, in connection with the merger of Company with and into Cardiac Science Acquisition Corp. ("Merger Sub"), a Minnesota corporation and wholly owned subsidiary of Cardiac Science, Inc. ("Parent"), a Delaware corporation, pursuant to that certain Second Amended and Restated Agreement and Plan of Merger dated as of August 3, 2001, as amended, by and among, Company, Merger Sub and Parent (the "Merger Agreement"). In accordance with the Merger Agreement, we are rendering the following opinion to Company. As provided herein, this opinion is effective as of September 26, 2001. Unless otherwise provided herein, the capitalized terms used herein shall have the meaning as set forth and explained in the Merger Agreement.

   At the Effective Time of the Merger and pursuant to the Merger Agreement, Company will be merged with and into Merger Sub and the separate existence of Company will cease. Pursuant to the Merger, and as specifically set forth in
Section 2.01 of the Merger Agreement, each share of the common and preferred stock of Company ("Company Capital Stock") issued and outstanding at the Effective Time of the Merger (other than shares as to which statutory dissenters' appraisal rights have been exercised) will be converted into and exchanged for a combination of cash, notes, and shares of the common stock of Parent ("Parent Common Stock").

   Pursuant to Section 7.01(c) of the Merger Agreement, Company has asked for our opinion concerning certain federal income tax consequences of the Merger. For purposes of rendering this opinion, we have examined the Merger Agreement and such other instruments and documents as we have deemed necessary or appropriate, and we have reviewed such questions of law as we have considered necessary or appropriate.

   Our opinion is based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the current Treasury Department Regulations issued thereunder, the current published administrative positions of the Internal Revenue Service contained in revenue rulings, revenue procedures and other administrative pronouncements, and judicial decisions, all of which are subject to change prospectively and retroactively. Any change in such authorities may affect the opinions rendered herein. In rendering this opinion, we have relied upon the representations and warranties set forth in the Merger Agreement and the representations set forth in the Officer's Tax Certificates dated September 26, 2001 delivered to us by Company, Merger Sub and Parent (the "Certificates"). Our opinion is also based on the assumption that Company, Merger Sub, and Parent will at all times comply with the terms of the Merger Agreement and that the Merger will be consummated in the manner described therein.

   An opinion of counsel is predicated upon all the facts and conditions set forth in the opinion and is based upon counsel's analysis of the statutes, regulatory interpretations and case law in effect as of September 26, 2001. It is not a guarantee of the current status of the law and should not be accepted as a guarantee that a court of law or an administrative agency will concur in the opinion.

   Based upon the foregoing, it is our opinion that the following federal income tax consequences will result from the Merger:

     1. The Merger will qualify as a reorganization within the meaning of
  Section 368(a) of the Code.

     2. Company, Parent and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

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     3. Company and Parent will not recognize gain or loss as a result of the
  Merger.

     4. No gain or loss will be recognized by the shareholders of Company who exchange their Company Capital Stock for Parent Common Stock pursuant to the Merger; provided, however, that gain will be recognized with respect to any cash and notes received by Company shareholders pursuant to the Merger.

     5. The tax basis of the Parent Common Stock received by the shareholders of Company who exchange their Company Capital Stock for Parent Common Stock in the Merger will be the same as the tax basis of the Company Capital Stock surrendered in exchange therefor, adjusted as a result of the receipt of cash and notes pursuant to the Merger.

     6. The holding period of the Parent Common Stock received by a Company shareholder pursuant to the Merger will include the period during which the Company Capital Stock surrendered therefor was held, provided the Company Capital Stock is a capital asset in the hands of the shareholder of Company at the time of the Merger.

     7. Gain, if any, but not loss will be recognized by a Company shareholder upon the exchange of Company Capital Stock for cash and notes (including the notes held in escrow) in the Merger. Such gain will be recognized, but not in excess of the amount of cash and fair market value of the notes received, in an amount equal to the difference, if any, between (a) the fair market value of the Parent Common Stock and the cash and fair market value of the notes received, and (b) the Company shareholder's adjusted tax basis in the Company Capital Stock surrendered in the Merger. If the exchange has the effect of a distribution of a dividend for a particular shareholder, some or all of the gain recognized will be treated as a dividend. If the exchange does not have the effect of a distribution of a dividend for a particular shareholder, all of the gain recognized will be a capital gain.

     8. The installment sale method will enable a shareholder who recognizes a gain to elect to only recognize that gain when payments are actually made on the notes received pursuant to the Merger. Interest received by a Company shareholder as provided for in the notes is ordinary income to such shareholder.

     9. Escrow shares of Parent Common Stock and notes deposited in the escrow fund on behalf of a Company shareholder pursuant to the Merger Agreement will be treated for tax purposes as having been transferred to such shareholder as of the Effective Time of the Merger.

     10. Like other shares of Parent Common Stock received pursuant to the Merger, shares of Parent Common Stock placed in the escrow will not be taxable to the Company shareholder. At the Effective Time of the Merger, the Company shareholders will allocate a portion of their basis in Company capital stock to the Parent Common Stock held in escrow. This allocation will be made by reference to the maximum number of Parent Common Stock that may be distributed ultimately to the Company shareholders. Upon final distribution of Parent Common Stock from escrow, the Company shareholders will adjust the tax basis of their Parent Common Stock to reflect any escrowed shares not distributed due to indemnification obligations.

     11. Since the terms of the escrow agreement provide that the Company shareholders will be treated for U.S. federal income tax purposes as the owners of the escrow, the Company shareholders may be required to recognize gain on interest and principal payments made with respect to the notes deposited in the escrow fund before the termination of the escrow.

     12. The determination of whether the exchange of Company Capital Stock for cash and notes in connection with the Merger has the effect of a distribution of a dividend (or, in other words, will result in ordinary income to the exchanging shareholder rather than a capital gain) will be made on a shareholder

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  by shareholder basis. To make the determination the IRS will compare the proportionate, percentage interest of a former Company shareholder in Parent after the Merger against the proportionate, percentage interest in Parent such shareholder would have had if such shareholder had received solely Parent Common Stock pursuant to the Merger rather than a combination of cash, notes and common stock. This comparison is made as though Parent had issued in the Merger to such shareholder solely Parent Common Stock and then Parent redeemed a portion of its common stock at the time of the Merger for the amount of cash and the fair value of the notes the shareholder actually received. In making this comparison, (1) any other shares of Parent Common Stock or other shares of capital stock of Parent actually owned by such Company shareholder, and (2) any such shares considered to be owned by such Company shareholder by reason of the constructive ownership rules set forth in Section 318 of the Code must be taken into account.

     13. Under applicable Internal Revenue Service guidelines, a hypothetical redemption, as described above, involving a holder of a minority interest in Parent will not be deemed to have resulted in a distribution of a dividend under the rules set forth in Section 302(b)(1) of the Code if:

    .  the shareholder's relative stock interest in Parent is less than 5%;

    .  the shareholder's exercises no control over the affairs of Parent;
       and

    . the shareholder experiences a reduction in the shareholder's proportionate interest in Parent, both directly and by application of the constructive ownership rules. Such reduction is determined by comparing the proportionate percentage interest of a shareholder in Parent after this Merger against the proportionate percentage interest in Parent such shareholder would have had if such shareholder had received solely Parent Common Stock pursuant to the Merger rather than a combination of cash, notes and common stock.

     14. Qualification as a reorganization requires, among other things, that at least 50 percent of the value of Company shareholders' proprietary interests in Company will be exchanged for proprietary interests in Parent. If the Merger does not qualify as a reorganization under Section 368(a) of the Code as a result of violating the foregoing rule, a Company shareholder generally will be required to recognize the full amount of such shareholder's gain or loss upon the exchange of Company Capital Stock for Parent Common Stock, cash and notes in the Merger.

     15. A Company shareholder who exchanges Company Capital Stock for a combination of Parent Common Stock, cash and notes in connection with the Merger will be required to retain records and file with that shareholder's federal income tax return for the taxable year in which the Merger takes place a statement setting forth all relevant facts in respect of the nonrecognition of gain or loss upon the exchange. The statement must include: (1) the shareholder's basis in the shares of Company Capital Stock surrendered in the Merger; (2) the value of the shares of Parent Common Stock received, using fair market value as of the Effective Time of the Merger; and (3) the amount of any cash and the value of any notes received in the Merger.

     16. Under the Internal Revenue Code, a Company shareholder may be subject, under some circumstances, to backup withholding at a 31% rate (which rate is scheduled for periodic reduction on payments made subsequent to August 6, 2001) with respect to the amount of consideration received in connection with the Merger unless the holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, if the required information is furnished to the Internal Revenue Service.

   The foregoing opinion is being furnished solely in connection with the Merger. Our opinion is limited to the matters expressly addressed in the sixteen (16) numbered paragraphs above. Each holder of Company Capital Stock should consult his or her own tax and financial advisors regarding the specific federal income tax consequences of the Merger in light of each shareholder's particular facts and circumstances and also

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regarding any state, local, foreign or other tax consequences arising out of the Merger. No opinion is expressed and none should be inferred as to any other matter, including, without limitation, any tax consequences associated with the receipt of any "payment-in-kind" or "PIK" dividends with respect to any class of Company Capital Stock.

   Our opinion is effective as of September 26, 2001 and will remain effective as of the Effective Time of the Merger provided that (i) the representations and warranties set forth in the Merger Agreement remain true and correct as of the Effective Time of the Merger, (ii) the representations set forth in the Certificates remain true and correct as of the Effective Time of the Merger,
(iii) the Merger is consummated in accordance with the present terms of the Merger Agreement, and (iv) there are no relevant changes in the Code, the Treasury Department Regulations issued thereunder, or administrative or judicial interpretations thereof.

                                          Very truly yours,

                                          /s/ DORSEY & WHITNEY


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